U.S. POST OFFICE
DELAYED


02005247

VF 1-24-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED
SECURITIES AND EXC
Washington, .

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-3150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 09/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sweney Cartwright & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 S. High Street, Suite 300
(No. and Street)

Columbus	OH	43215-3438
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geneva Marcum 614-228-5391
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

100 E. Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geneva J. Marcum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sweney Cartwright & Co., as of September 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

LAURA L. CHAPMAN
Notary Public, State of Ohio
My Commission Expires 03-16-04

Laura L. Chapman
Notary Public

G. J. Marcum
Signature

Secretary-Treasurer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & COMPANY

Financial Statements and Supplementary Information Pursuant to Rule 17A-5 of the Securities and Exchange Act of 1934
September 30, 2001



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors of
Sweney Cartwright & Company

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in stockholders' equity and of cash flows that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Sweney Cartwright & Company (the Company) at September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

November 16, 2001

Sweney Cartwright & Company

Statement of Financial Condition
At September 30, 2001

Assets	
Cash and cash equivalents	$ 99,203
Cash segregated in special reserve account	350,851
Deposits with clearing organizations	145,017
Receivable from brokers and dealers	69,875
Receivable from customers	1,432,449
Income tax receivable	37,649
Accrued interest and dividends receivable	55,355
Securities owned, at fair value:	
Obligations of the U.S. Government and agencies	62,804
State and municipal obligations	2,291,247
Corporate securities	1,264,936
Furniture and equipment, at cost, net of $473,921 accumulated depreciation	81,834
Deferred income taxes	10,524
Other assets	39,312
Total assets	$ 5,941,056
Liabilities and Shareholders Equity	
Liabilities	
Payable to brokers and dealers	$ 218,355
Payable to customers	871,045
Short-term borrowings	245,000
Accrued liabilities	171,433
Deferred income taxes	14,331
Other liabilities	70,067
Total liabilities	1,590,231
Stockholders' equity	
Common stock:	
Authorized: 100,000 shares	
Issued and outstanding: 37,072 shares	
Par value: $.50 per share	18,536
Additional paid-in capital	40,640
Retained earnings	4,291,649
Total stockholders' equity	4,350,825
Total liabilities and stockholders' equity	$ 5,941,056

The accompanying notes are an integral part of the financial statements.

Sweney Cartwright & Company

Statement of Operations
For the Year Ended September 30, 2001

Revenues	
Net trading and investment gains	$ 1,794,317
Commissions	328,514
Interest and dividends	289,108
Underwriting profit	28,096
	2,440,035
Operating expenses	
Compensation and commissions	1,558,377
Rent and office operations	170,437
Communications	59,078
Interest	7,320
Other	416,964
	2,212,176
Income before income taxes	227,859
Provision for income taxes	14,109
Net income	$ 213,750

The accompanying notes are an integral part of the financial statements.

Sweney Cartwright & Company

Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2001

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances, September 30, 2000	37,207	$ 18,604	$ 40,640	$ 4,093,701	$ 4,152,945
Common stock purchased and retired	(135)	(68)	-	(15,802)	(15,870)
Net income	-	-	-	213,750	213,750
Balances, September 30, 2001	37,072	$ 18,536	$ 40,640	$ 4,291,649	$ 4,350,825

The accompanying notes are an integral part of the financial statements.

Sweney Cartwright & Company

Statement of Cash Flows
For the Year Ended September 30, 2001

Cash flows from operating activities	
Net income	$ 213,750
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	44,107
Changes in assets and liabilities:	
Receivable from brokers and dealers	(56,303)
Receivable from customers	(316,863)
Income tax receivable	(37,649)
Accrued interest and dividends receivable	(14,496)
Securities owned	(157,499)
Other assets	(35,812)
Payable to brokers and dealers	216,799
Payable to customers	542,225
Deposits	(15,000)
Accrued liabilities	69,814
Outstanding checks in excess of funds on deposit	(15,569)
Deferred income tax	(10,007)
Federal income tax payable	(39,998)
Other liabilities	34,398
Net cash provided by operating activities	421,897
Cash Flows from investing activities	
Purchase of furniture and equipment	(73,749)
Net cash used in investing activities	(73,749)
Cash flows from financing activities	
Borrowings net of payments on line-of-credit agreement	(180,000)
Purchase and retirement of common stock	(15,870)
Notes receivable	1,200
Net cash used in financing activities	(194,670)
Net increase/(decrease) in cash and cash equivalents	153,478
Cash and cash equivalents at beginning of year	296,576
Cash and cash equivalents at end of year	$ 450,054
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 7,320
Income taxes	$ 34,929

The accompanying notes are an integral part of the financial statements.

Sweney Cartwright & Company

Notes to the Financial Statements
September 30, 2001

1. **Description and Accounting Policies**

Sweney Cartwright & Company (the Company) is a securities broker-dealer registered with the National Association of Securities Dealers (NASD), specializing in investment grade stocks and bonds for conservative customers. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities Transactions
The Company's proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions (where the Company serves as an agent) with the related commission income and expenses are also reported on trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. At September 30, 2001 the cost of securities owned amounted to $3,808,935 using the specific identification method.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the double-declining-balance method over estimated useful lives of five to ten years. Depreciation expense in fiscal year 2001 was $44,107.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of the assets and liabilities using enacted tax rates. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is at least reasonably possible that a change in reported fair values of securities held will occur in the near term. Actual results could differ from those estimates.

2. Cash Segregated Under Federal Regulations

Cash of $350,851 has been segregated in a special reserve bank account for the benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

3. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash transactions. The Company does not extend credit to its customers; therefore, there are no margin transactions, and no reserve is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. Notes Payable

During the year ended September 30, 2001, the Company maintained unsecured demand lines of credit totaling $7,500,000. The interest rate, based on libor plus 2%, was 6.00%. At September 30, 2001, the Company had an outstanding balance on the lines of credit of $245,000.

5. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The temporary differences which comprise deferred income tax assets and liabilities are related to the recognition of certain income and expense items, including depreciation and valuation of securities.

The total provision for income taxes of $14,109 represents no current expense due to AMT credit and a deferred tax expense of $14,109. The effective income tax rate differs from the statutory rate principally due to tax-exempt interest income.

6. Commitments and Contingencies

The Company has a stock repurchase agreement with its stockholders which requires the Company to purchase its common stock upon notice from an individual stockholder if the other shareholders do not elect to purchase the stock. Pursuant to the agreement, the Company purchased and retired 135 shares of its common stock during 2001.

7. Operating Leases

The Company leases its offices under a lease expiring December 31, 2003 and equipment under a lease expiring in February 2002. Future minimum lease payments under these operating leases are as follows:

Fiscal Year	
2002	$ 85,654
2003	75,248
2004	18,812
	$ 179,714

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts.

Lease expenses were $137,535 year ended September 30, 2001.

8. Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill its contracted obligations.

The Company controls off-balance-sheet risk by monitoring the fair value and marking to market securities on a monthly basis. The Company monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company maintains cash security accounts for its customers. The Company's customer activities are conducted in the United States.

At September 30, 2001 the Company had outstanding when issued commitments to purchase municipal bonds from customers and dealers and commitments from other investors to purchase these bonds upon issuance.

9. Employee Retirement Plan

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The amount of the annual matching employer contribution is determined by the Company's Board of Directors, subject to Department of Labor and Internal Revenue Service limitations. The Company's contribution to the Plan for fiscal year 2001 is $22,250.

10. Net Capital Requirements

The Company is subject to the "Uniform Net Capital Rule" 15c3-1 of the SEC which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the rule. At September 30, 2001, the Company had net capital of $3,814,787 which was $3,564,787 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 41%.



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Independent Accountants' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors of
Sweney Cartwright & Company

We have audited the accompanying financial statements of Sweney Cartwright & Company as of and for the year ended September 30, 2001 and have issued our report thereon dated November 16, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 15, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 16, 2001

Sweney Cartwright & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2001

Net capital:	
Total stockholders' equity	$ 4,350,825
Deduct, stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	4,350,825
Additions:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	
Other (deductions) or allowable credits:	
Deferred income taxes	3,807
Total capital and allowable subordinated liabilities	4,354,632
Deductions and/or charges:	
Nonallowable assets	
Exchange memberships	(3,500)
Furniture, equipment, and leasehold improvements	(81,834)
Other assets	(35,812)
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Unsecured accounts	-
Aged fails-to-deliver	
Number of items—none	
Aged short security differences	
Number of items—none	
Secured demand note deficiency	
Commodity futures contracts and spot commodities—proprietary capital charges	
Other deductions and/or charges	(67,256)
Net capital before haircuts on securities positions	4,166,230

Continued

Sweney Cartwright & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Continued
For the Year Ended September 30, 2001

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Contractual securities commitments		
Deficit in securities collateralizing secured demand notes		
Trading and investment securities		
Bankers' acceptances, certificates of deposit, and commercial paper		
U.S. and Canadian government obligations	$	(604)
State and municipal obligations		(218,724)
Corporate obligations		(59,070)
Stocks and warrants		(153,223)
Options		
Arbitrage		
Other securities		
Undue concentrations		
Other		
Net capital	$	3,734,609
Aggregate indebtedness		
Included in statement of financial condition:		
Payable to brokers or dealers	$	218,355
Payable to non-related customers		871,045
Accounts payable and accrued expenses or liabilities included in aggregate indebtedness		255,831
Notes and mortgages payable		245,000
Total aggregate indebtedness included in statement of financial condition		1,590,231
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		
Other unrecorded amounts		30,393
Less adjustment based on special reserve bank account		-
Total aggregate indebtedness	$	1,620,624

Continued

Sweney Cartwright & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Continued
For the Year Ended September 30, 2001

Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
Excess net capital	$ 3,484,609
Excess net capital at 1000%	$ 3,572,547
Percentage of aggregate indebtedness to net capital	43%

Reconciliation With Company's Computation:
(included in Part II of Form X-17a-5 for the Year Ended September 30, 2001)

Net capital, as reported in Company's unaudited Part II Focus report	$ 3,731,078
Audit adjustments	3,531
Net capital, per above computation	$ 3,734,609

Sweney Cartwright & Company

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended September 30, 2001

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the frames specified under Rule 15c3-3):	None
A. Number of items	None
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	None
A. Number of items	None

Sweney Cartwright & Company

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended September 30, 2001

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	871,045
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		69,875
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		-
Market value of short security count differences over 30 calendar days old		
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days		-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		-
Total credit items	$	940,920
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		1,386,995
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		
Other		
Total debit items		1,386,995
Reserve computation		
Excess total debits over total credits	$	446,075
Required deposit		NONE
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2001)		
Required deposit as reported in Company's Part II FOCUS report	$	24,458
Audit Adjustments *		421,617
Excess per above computation	$	446,075

* Adjustments relate principally to differences in trade date and settlement date accounting.

SWENEY CARTWRIGHT & COMPANY

Independent Auditors' Report on the Internal Controls Required by Securities and Exchange Commission Rule 17A-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Accounting Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board if Directors of
Sweney Cartwright & Company:

In planning and performing our audit of the financial statements and supplemental schedules of Sweney Cartwright & Company (the "Company") for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 16, 2001